UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

The Princeton Review, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

 742352107
(CUSIP Number)

Murray A. Indick

Prides Capital Partners LLC

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

___________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Prides Capital Partners LLC, #20-0654530
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON OO (Limited Liability Company)

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON Kevin A. Richardson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON IN

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON Henry J. Lawlor, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON IN

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON Murray A. Indick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON IN

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON Charles E. McCarthy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON IN

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

1.		NAME OR REPORTING PERSON Christian Puscasiu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,341,606**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,341,606**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,606**
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%**
14.		TYPE OF REPORTING PERSON IN

**See Item 5 below

CUSIP No. 742352107	SCHEDULE 13D/A

Item 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (as amended, supplemented and otherwise modified from time to time, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2007 by Prides Capital Partners LLC, a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of The Princeton Review, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2315 Broadway, New York, New York 10024.

The Schedule 13D is hereby amended and supplemented as set forth below. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source of Funds and Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The consideration for the purchase of the Series C Preferred Stock (as described under Item 4 below) was (a) 6,000 shares of Series B-1 Cumulative Convertible Preferred Stock of the Issuer (the “Series B-1 Preferred Stock”) owned by Prides Capital, (b) cancellation of the rights (the “Fletcher Rights”) arising under that certain Agreement, dated May 28, 2004, by and between the Issuer and Fletcher International, Ltd., a company organized under the laws of Bermuda, and their respective successors and assigns and (c) $6,177,603 of cash (less transaction fees and expenses).

As previously reported, the Reporting Persons had acquired the Series B-1 Preferred Stock and the Fletcher Rights from an unaffiliated third party on June 8, 2007. The cash consideration was paid from the working capital of the limited partnership for which Prides Capital serves as the sole general partner.

Item 4.	Purpose of Transaction.

On July 23, 2007, the Reporting Persons agreed to purchase 20,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) from the Issuer for the consideration described in Item 3 above and on the terms and conditions set forth in (a) the Series C Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”), dated July 23, 2007, by and among the Issuer, Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership, Prides Capital Fund I LP, a Delaware limited partnership (for which Prides Capital serves as the sole general partner) and the other entities listed on Schedule I attached thereto (the “Purchasers”), (b) an Investor Rights Agreement, dated July 23, 2007, by and among the Issuer, the Purchasers and certain other common stockholders of the Issuer (the “Investor Rights Agreement”), (c) the Certificate of Designation of Series C Convertible Preferred Stock of the Issuer (the “Certificate of Designation”), (d) an Agreement, dated July 23, 2007, by and among the Issuer and the Purchasers (the “Purchaser Nomination Agreement”), and (e) an Agreement, dated July 23, 2007, by and between the Issuer and John Katzman, a stockholder of the Issuer (the “Katzman Agreement”). The Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement are attached hereto as Exhibit B, C, D, E and F, respectively, and the information set forth in response to this Item 3 is qualified in its entirety by reference to the Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement (collectively, the “Transaction Documents”), each of which is incorporated by reference herein.

CUSIP No. 742352107	SCHEDULE 13D/A

In accordance with the conversion mechanics relating to Series C Preferred Stock described in the Certificate of Designation, the aggregate number of shares of Common Stock into which the Series C Preferred Stock held by the Reporting Persons may be converted, as of the date of the filing of this Amendment No. 1 to the Schedule 13D, is 3,333,333. In addition, prior to July 23, 2007, the Reporting Persons owned and continue to own 1,008,273 shares of Common Stock. Following the purchase of the Series C Preferred Stock, the Reporting Persons no longer owned any Series B-1 Preferred Stock nor held any rights or other interest in the Fletcher Rights.

The Transaction Documents provide certain rights and obligations of the Reporting Persons, including, without limitation, the following:

•          Pre-emptive rights to purchase their pro rata portion of any future equity securities, securities convertible into equity securities, or options or warrants therefor issued by the Issuer (excluding issuances to (i) to employees, directors or consultants of the Issuer; (ii) upon the exercise of options, warrants or convertible securities; or (iii) in connection with consideration for permitted business acquisitions, mergers or strategic partnerships);

•          Right to appoint one observer to the board of directors of the Issuer and all committees of the board so long as the Reporting Persons own at least 10% of the number of shares of Series C Preferred Stock initially purchased by them;

•          Piggyback registration of the shares of Common Stock into which the Series C Preferred Stock is convertible into and demand registration of such shares so long as the Reporting Persons own at least 20% of the shares of Series C Preferred Stock then outstanding;

•          Obligations and rights with respect to certain transfers of Series C Preferred Stock by the Reporting Persons or by other holders of more than 10% of the then-outstanding shares of Series C Preferred Stock (including tag-along rights and rights of first refusal); and

•          Right to vote as a separate class, along with the other holders of Series C Preferred Stock, on certain matters relating to the Issuer.

CUSIP No. 742352107	SCHEDULE 13D/A

The purpose of the acquisitions of the shares of Common Stock and Series C Preferred Stock described above is for investment purposes and these acquisitions were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock or Series C Preferred Stock, consistent with its investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock or Series C Preferred Stock or dispose of any or all of its shares of Common Stock or Series C Preferred Stock depending upon an ongoing evaluation of the investment in the shares of Common Stock and Series C Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Transaction Documents, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a), (b) The information contained on the cover pages to this Amendment No. 1 and is hereby incorporated herein by reference. The following disclosure assumes that there are 27,606,198 shares of Common Stock issued and outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q filed on May 15, 2007 was the number of outstanding shares of Common Stock as of May 11, 2007.

Based on such information, after taking into account the transactions described in Items 4 and 5(c), the Reporting Persons report beneficial ownership of 4,341,606 shares of Common Stock, representing 14.0% of Common Stock outstanding, held by Prides Capital and its affiliates.

CUSIP No. 742352107	SCHEDULE 13D/A

The Reporting Persons and the other Purchasers may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

Although Kevin A. Richardson II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment No. 1 as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital.

The information set forth in response to this Item 5(a) and (b) is qualified in its entirety by reference to the Transaction Documents, each of which is incorporated herein by reference.

(c) The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference. On June 8, 2007, the Reporting Persons purchased 6,000 shares of Series B-1 Preferred Stock and the Fletcher Rights on the terms and conditions set forth in a Purchase and Sale Agreement and an Assignment Agreement (filed as Exhibit B and Exhibit C to the Schedule 13D filed on June 14, 2007).

The information set forth in response to this Item 5(c) is qualified in its entirety by reference to the Purchase and Sale Agreement and the Assignment Agreement, each of which is incorporated by reference herein.

(d) Except as otherwise described in Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4 or filed as Exhibits B, C, D, E and F hereto.

CUSIP No. 742352107	SCHEDULE 13D/A

As described in Item 4 above, the Transaction Documents provide several rights and obligations of the Reporting Persons, and the information set forth or incorporated by reference therein is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Joint Filing Undertaking.

Exhibit B.                Series C Preferred Stock Purchase Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP and the other entities listed on Schedule I attached thereto.

Exhibit C.                Investor Rights Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP, certain other purchasers and certain common stockholders.

Exhibit D.                Certificate of Designation of Series C Convertible Preferred Stock of The Princeton Review, Inc.

Exhibit E.Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP and the other entities listed on Schedule A attached thereto.

Exhibit F. Agreement, dated July 23, 2007, by and between The Princeton Review, Inc. and John Katzman.

CUSIP No. 742352107	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	July 24, 2007	PRIDES CAPITAL PARTNERS LLC

By: /s/ Murray A. Indick Name: Murray A. Indick Title: Managing Member

Kevin A. Richardson, II

By: /s/ Murray A. Indick Name: Murray A. Indick Title: Attorney-in-Fact

Henry J. Lawlor, Jr.

By: /s/ Murray A. Indick Name: Murray A. Indick Title: Attorney-in-Fact

Murray A. Indick

By: /s/ Murray A. Indick

Charles E. McCarthy

By: /s/ Murray A. Indick Name: Murray A. Indick Title: Attorney-in-Fact

Christian Puscasiu

By: /s/ Murray A. Indick Name: Murray A. Indick Title: Attorney-in-Fact